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                             October 8, 2021

       Thomas Hallam
       Chief Executive Officer
       PALISADE BIO, INC.
       5800 Armada Drive, Suite 210
       Carlsbad, CA
       92008

                                                        Re: PALISADE BIO, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed September 23,
2021
                                                            File No. 333-259747

       Dear Dr. Hallam:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 Filed September 23, 2021

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Delaware holding company with operations conducted by your
                                                        subsidiaries in the
U.S. and China and that this structure involves unique risks to investors.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of
your common stock or could significantly limit or completely hinder
 Thomas Hallam
FirstName
PALISADELastNameThomas  Hallam
            BIO, INC.
Comapany
October    NamePALISADE BIO, INC.
        8, 2021
October
Page 2 8, 2021 Page 2
FirstName LastName
         your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary, page 2

4. Please disclose clearly in the prospectus summary that the company uses a structure that involves a subsidiary based in China and what that entails and provide early in the
         summary a diagram of the company   s corporate structure, including
who the equity
         ownership interests are of each entity. Identify clearly the entity in which investors are
         purchasing their interest and the entities in which the company   s
operations are conducted.
         Describe the relevant relationships between the entities and how this type of corporate structure may affect investors and the value of their investment.
5. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of you or your subsidiaries operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
6. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S.
         investors.
7. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your
 Thomas Hallam
FirstName
PALISADELastNameThomas  Hallam
            BIO, INC.
Comapany
October    NamePALISADE BIO, INC.
        8, 2021
October
Page 3 8, 2021 Page 3
FirstName LastName
         securities.
Summary of Risk Factors, page 4

8. In your summary of risk factors, disclose the risks that your corporate structure and
         being based in or having the majority of the company   s operations in
China poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors, page 8

9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise your risk factors to separately highlight the risk that the
         Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Thomas Hallam
PALISADE BIO, INC.
October 8, 2021
Page 4

       You may contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257
with any questions.



                                                       Sincerely,
FirstName LastNameThomas Hallam
                                                       Division of Corporation
Finance
Comapany NamePALISADE BIO, INC.
                                                       Office of Life Sciences
October 8, 2021 Page 4
cc:       Karen Deschaine
FirstName LastName